UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.     )*

BankGuam Holding Company

(Name of Issuer)

Common Stock, par value $0.2083 per share

(Title of Class of Securities)

U0664B109

(CUSIP Number)

August 15, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. U0664B109

1.	Name of Reporting Person Lourdes A. Leon Guerrero
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power 3,978,584
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 37,523
	8.	Shared Dispositive Power 14,961
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,978,584
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 45.32%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,778,697 shares of Common Stock outstanding as of December 31, 2011, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person Roger P. Crouthamel
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power 58,060
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 440,970
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 440,970
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 5.02%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,778,697 shares of Common Stock outstanding as of December 31, 2011, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person Luis G. Camacho
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 258,207
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 258,207
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.94%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,778,697 shares of Common Stock outstanding as of December 31, 2011, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person Ralph G. Sablan
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power 500
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 75,680
	8.	Shared Dispositive Power 351,344
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 427,024
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 4.86%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,778,697 shares of Common Stock outstanding as of December 31, 2011, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person Martin D. Leon Guerrero
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power 6,850
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power -0-
	8.	Shared Dispositive Power 64,860
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 64,860
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.74%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,778,697 shares of Common Stock outstanding as of December 31, 2011, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person Joe T. San Agustin
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 9,637
	8.	Shared Dispositive Power 8,488
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 9,637
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.11%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,778,697 shares of Common Stock outstanding as of December 31, 2011, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person Eugenia A. Leon Guerrero
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power 10,700
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 1,708,209
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,708,209
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 19.46%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,778,697 shares of Common Stock outstanding as of December 31, 2011, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person Felino R. Amistad, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 196,568
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 196,568
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.24%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,778,697 shares of Common Stock outstanding as of December 31, 2011, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person Pedro P. Ada, Jr.
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power 30,013
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 429,392
	8.	Shared Dispositive Power 141,616
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 571,008
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 6.51%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,778,697 shares of Common Stock outstanding as of December 31, 2011, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person Vincent A. Leon Guerrero
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power 1,220
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 88,236
	8.	Shared Dispositive Power 1,220
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,236
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.01%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,778,697 shares of Common Stock outstanding as of December 31, 2011, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person Agnes Leon Guerrero Winters
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 87,015
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 87,015
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.99%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,778,697 shares of Common Stock outstanding as of December 31, 2011, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person The Estate of Carl C. Wu
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 88,962
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 88,962
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 1.01%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,778,697 shares of Common Stock outstanding as of December 31, 2011, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person James S. Wu
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power -0-
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 177,925
	8.	Shared Dispositive Power -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 177,925
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 2.03%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,778,697 shares of Common Stock outstanding as of December 31, 2011, as indicated by the Issuer.

CUSIP No. U0664B109

1.	Name of Reporting Person John S. San Agustin
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☒
3.	SEC Use Only
4.	Citizenship or Place of Organization U.S.
Number of shares beneficially owned by each reporting person with:	5.	Sole Voting Power 652
	6.	Shared Voting Power -0-
	7.	Sole Dispositive Power 4,384
	8.	Shared Dispositive Power 52
9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,436
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9) 0.05%*
12.	Type of Reporting Person (See Instructions) IN

*	The calculation of the foregoing percentage is based on 8,778,697 shares of Common Stock outstanding as of December 31, 2011, as indicated by the Issuer.

STATEMENT ON SCHEDULE 13G

This Statement on Schedule 13G (this “Schedule 13G”) is filed with the U.S. Securities and Exchange Commission on February 14, 2012.

Pursuant to Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended, and as provided in the Joint Filing Agreement filed as Exhibit 1 to this Schedule 13G, each of the persons listed below under Item 2 (each a “Reporting Person,” and collectively the “Reporting Persons”), have agreed to file one statement with respect to their ownership of common stock (the “Common Stock”) of BankGuam Holding Company (the “Issuer”).

Item 1.

(a)	Name of Issuer:

BankGuam Holding Company

(b)	Address of Issuer’s Principal Executive Offices:

P.O. Box BW

Hagatna, Guam 96910

Item 2.

(a)	Name of Persons Filing:

Lourdes A. Leon Guerrero

Roger P. Crouthamel

Luis G. Camacho

Ralph G. Sablan

Martin D. Leon Guerrero

Joe T. San Agustin

Eugenia A. Leon Guerrero

Felino R. Amistad, Jr.

Pedro P. Ada, Jr.

Vincent A. Leon Guerrero

Agnes Leon Guerrero Winters

The Estate of Carl C. Wu

James S. Wu

John S. San Agustin

(b)	Address of Principal Business Office, or, if None, Residence:

c/o BankGuam Holding Company

P.O. Box BW

Hagatna, Guam 96910

(c)	Citizenship:

See Item 4 of each cover page.

(d)	Title of Class of Securities:

Common Stock, $0.2083 par value per share.

(3)	CUSIP Number:

U0664B109

Item 3.

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:

Unless otherwise stated below, shares set forth on each cover page are held directly by the Reporting Person and are subject to the VTA (see Item 5 below).

Lourdes A. Leon Guerrero may be deemed to be the beneficial owner of 3,978,584 shares of Common Stock, consisting of 3,926,100 shares of Common Stock which are subject to the VTA (see Item 5 below) under which Ms. Guerrero serves as Trustee and 52,484 shares of Common Stock of which she may be deemed the beneficial owner, which are not subject to the VTA. Of the 52,484 shares of Common Stock, (i) 34,407 shares are held directly; (ii) 4,300 shares are held in trusts for the benefit of Ms. Guerrero’s children; (iii) 10,661 are held by Ms. Guerrero and her husband as joint tenants; and (iv) 3,116 shares are held by Ms. Guerrero as a custodian.

Roger P. Crouthamel may be deemed to be the beneficial owner of 427,024 shares of Common Stock held indirectly as follows: (i) 382,910 shares as a trustee of The Crouthamel Family Trust dated December 31, 1991, which are subject to the VTA; (ii) 40,166 shares as trustee for The John Kerr Grandchildren’s Trust dated May 30, 1990, which are not subject to the VTA; and (iii) 17,894 shares as custodian for Lauren K. Crouthamel, which are not subject to the VTA.

Luis G. Camacho may be deemed to be the beneficial owner of 258,207 shares of Common Stock held indirectly as a co-trustee of The Luis G. Camacho and Cynthia L. Camacho Living Trust dated March 20, 2009.

Dr. Ralph G. Sablan may be deemed to be the beneficial owner of 426,524 shares of Common Stock held as follows: (i) 680 shares held directly; (ii) 75,000 shares held indirectly through Ralph G. Sablan MD, P.C.; and (iii) 351,344 shares held by Ralph G. Sablan and Maryanne G. Sablan as joint tenants. All but 500 shares of the foregoing are subject to the VTA.

Martin D. Leon Guerrero may be deemed to be the beneficial owner of 64,860 shares of Common Stock held by Martin D. Leon Guerrero and Barbara B. B. Leon Guerrero as joint tenants, 6,850 of which are not subject to the VTA.

Joe T. San Agustin may be deemed to be the beneficial owner of 9,637 shares of Common Stock held as follows: (i) 329 shares held directly; (ii) 820 shares held indirectly through an IRA; and (iii) 8,488 shares held by Joe T. San Agustin and Carmen S. San Agustin as joint tenants.

Eugenia A. Leon Guerrero may be deemed to be the beneficial owner of 1,708,209 shares of Common Stock held as follows: (i) 1,697,509 as trustee of The Jesus S. Leon Guerrero Family Trust dated December 14, 2000; and (ii) 10,700 shares held directly, which are not subject to the VTA.

Felino R. Amistad, Jr. may be deemed to be the beneficial owner of 196,568 shares of Common Stock held indirectly as a trustee of Felino R. Amistad and Fulgencia R. Amistad Trust dated May 5, 1997.

Pedro P. Ada, Jr. may be deemed to be the beneficial owner of 571,008 shares of Common Stock held as follows: (i) 429,392 shares held indirectly through Ada S. Trust and Investment, Inc., 19,800 shares of which are not subject to the VTA; and (ii) 141,616 shares held by Pedro P. Ada, Jr. and Fe P. Ada as joint tenants, 10,213 shares of which are not subject to the VTA.

Vincent A. Leon Guerrero may be deemed to be the beneficial owner of 88,236 shares of Common Stock held as follows: (i) 87,016 shares held directly; and (ii) 1,220 shares held by Vincent Leon Guerrero and Machelle A. C. Leon Guerrero as joint tenants, which are not subject to the VTA.

Agnes Leon Guerrero Winters may be deemed to be the beneficial owner of 87,015 shares of Common Stock held directly.

The Estate of Carl Wu may be deemed to be the beneficial owner of 88,962 shares of Common Stock held directly.

James S. Wu may be deemed to be the beneficial owner of 177,925 shares of Common Stock held as follows: (i) 88,963 shares of Common Stock held directly; and (ii) 88,962 shares of Common Stock held indirectly as executor of The Estate of Carl Wu.

John S. San Agustin may be deemed to be the beneficial owner of 4,436 shares of Common Stock held as follows: (i) 4,284 shares held directly, 500 shares of which are not subject to the VTA; (ii) 52 shares held by John S. San Agustin and Carmen S. San Agustin as joint tenants, which are not subject to the VTA; and (iii) 100 shares held indirectly as custodian for Kory Mathew Mafnas UTMA CA, which are not subject to the VTA.

(b)	Percent of class:

See Item 11 of each cover page, which is based upon Item 9 of each cover page. See also Item 4(a) above.

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote

See Item 5 of each cover page.

(ii)	Shared power to vote or to direct the vote

See Item 6 of each cover page.

(iii)	Sole power to dispose or to direct the disposition of

See Item 7 of each cover page.

(iv)	Shared power to dispose or to direct the disposition of

See Item 8 of each cover page.

Item 5.	Ownership of Five Percent or Less of a Class.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

The Reporting Persons are parties to a Voting Trust Agreement, dated as of September 18, 1990, as amended on July 8, 1991 and December 29, 1992, among themselves, Lourdes A. Leon Guerrero (as “Trustee”) and the Bank of Guam (the “VTA”). The Bank of Guam (the “Bank”) formed BankGuam Holding Company (the “Issuer”) for the sole purpose of acquiring the Bank and serving as the Bank’s parent bank holding company. Effective on August 15, 2011 (the “Effective Date”), the Issuer acquired the Bank in a transaction (the “Reorganization”) effected under Guam law and in accordance with the terms of an Agreement and Plan of Reorganization and Merger dated

October 29, 2010 (the “Agreement”). Pursuant to the Agreement, on the Effective Date each of the 8,771,197 then outstanding shares of the Bank’s $0.2083 par value common stock formerly held by its shareholders was converted into one newly issued share of the Issuer’s $0.2083 par value common stock, and the Bank became a wholly-owned subsidiary of the Issuer. Pursuant to Section 11.06 of the VTA, the Issuer is a successor corporation of the Bank.

Under the VTA, the Reporting Persons agreed to grant the Trustee certain powers and rights with respect to shares of Common Stock of the Issuer owned by the Reporting Persons as set forth in Exhibit A to the VTA (the “Shares”). The VTA provides, among other things, that the Trustee has the power and discretion to vote, consent to or take any shareholder action of any kind concerning the Issuer. The VTA limits this right by (1) requiring that in selecting any nominee or proxy, the Trustee must select a nominee or proxy who is either a shareholder, director or officer of the Issuer; (2) providing that a majority of the Shares held by the Reporting Persons may advise the Trustee in writing that the Trustee is not authorized to take a proposed vote, consent or action; and (3) requiring that if any Reporting Persons or Permitted Transferees of Reporting Persons (as defined in the VTA) are nominees for director of the Issuer, the Trustee shall vote the Shares in favor of such nominees. The VTA also contains provisions restricting the transfer by the Reporting Persons of the Shares.

Given the terms of the VTA, the Reporting Persons may be deemed to constitute a “group” that, as of the date hereof, collectively beneficially owns 3,978,584 shares of Common Stock, or approximately 45.32%1, of the Issuer’s outstanding Common Stock for purposes of Section 13(d)(3) of the Act. Each Reporting Person disclaims membership in any such “group” and disclaims beneficial ownership of the securities reported other than the amounts reported on such Reporting Person’s cover page included herein.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

[1]	The calculation of the foregoing percentage is based on 8,778,697 shares of Common Stock outstanding as of December 31, 2011, as indicated by the Issuer.

SIGNATURES

After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated February 12, 2012

/s/ Lourdes A. Leon Guerrero
Lourdes A. Leon Guerrero

ROGER P. CROUTHAMEL, TRUSTEE FOR THE CROUTHAMEL FAMILY TRUST DATED 12/31/1991

By:	/s/ Roger P. Crouthamel
Roger P. Crouthamel, Trustee

LUIS G. CAMACHO & CYNTHIA L. CAMACHO, TRUSTEE FOR THE LUIS AND CYNTHIA CAMACHO LIVING TRUST DATED 3/20/09

By:	/s/ Luis G. Camacho
Luis G. Camacho, Trustee

By:	/s/ Cynthia Camacho
Cynthia Camacho, Trustee

/s/ Ralph G. Sablan
Ralph G. Sablan

RALPH G. SABLAN MD, P.C.

By:	/s/ Ralph G. Sablan
Ralph G. Sablan, MD

RALPH G. SABLAN & MARYANNE G. SABLAN, JOINT TENANTS

/s/ Ralph G. Sablan
Ralph G. Sablan

/s/ Maryanne G. Sablan
Maryanne G. Sablan

MARTIN D. LEON GUERRERO & BARBARA B. B. LEON GUERRERO, JOINT TENANTS

/s/ Martin D. Leon Guerrero
Martin D. Leon Guerrero

/s/ Barbara B. B. Leon Guerrero
Barbara B. B. Leon Guerrero

/s/ Joe T. San Agustin
Joe T. San Agustin

JOE T. SAN AGUSTIN & CARMEN S. SAN AGUSTIN, JOINT TENANTS

/s/ Joe T. San Agustin
Joe T. San Agustin

/s/ Carmen S. San Agustin
Carmen S. San Agustin

JESUS S. LEON GUERRERO FAMILY TRUST

By:	/s/ Eugenia A. Leon Guerrero
Eugenia A. Leon Guerrero, Trustee

FELINO R. AMISTAD, JR., TRUSTEE FOR THE FELINO R. AMISTAD AND FULGENCIA R AMISTAD TRUST DATED 05/05/97

By:	/s/ Felino R. Amistad, Jr.
Felino R. Amistad, Jr., Trustee

PEDRO P. ADA JR & FE P. ADA, JOINT TENANTS

/s/ Pedro P. Ada, Jr.
Pedro P. Ada, Jr.

/s/ Fe P. Ada
Fe P. Ada

ADA’S TRUST & INVESTMENT INC.

By:	/s/ Pedro P. Ada, Jr.
Pedro P. Ada, Jr.

/s/ Vincent A. Leon Guerrero
Vincent A. Leon Guerrero

/s/ Agnes Leon Guerrero Winters
Agnes Leon Guerrero Winters

THE ESTATE OF CARL C. WU

By:	/s/ James Wu
James Wu, Executor

/s/ James S. Wu
James S. Wu

/s/ John S. San Agustin
John S. San Agustin

EXHIBITS

Exhibit No.	Exhibit

1	Joint Filing Agreement among Lourdes A. Leon Guerrero, Roger P. Crouthamel, Luis G. Camacho, Ralph G. Sablan, Martin D. Leon Guerrero, Joe T. San Agustin, Eugenia A. Leon Guerrero, Felino R. Amistad, Jr. , Pedro P. Ada, Jr., Vincent A. Leon Guerrero, Agnes Leon Guerrero Winters, The Estate of Carl C. Wu, James S. Wu and John S. San Agustin as required by 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended.

2	Power of Attorney, dated February 12, 2012, granted by Roger P. Crouthamel.

3	Power of Attorney, dated February 12, 2012, granted by Luis G. Camacho.

4	Power of Attorney, dated February 12, 2012, granted by Ralph G. Sablan.

5	Power of Attorney, dated February 12, 2012, granted by Martin D. Leon Guerrero.

6	Power of Attorney, dated February 12, 2012, granted by Joe T. San Agustin.

7	Power of Attorney, dated February 12, 2012, granted by Eugenia A. Leon Guerrero.

8	Power of Attorney, dated February 12, 2012, granted by Felino R. Amistad, Jr.

9	Power of Attorney, dated February 12, 2012, granted by Pedro P. Ada, Jr.

10	Power of Attorney, dated February 12, 2012, granted by Vincent A. Leon Guerrero.

11	Power of Attorney, dated February 12, 2012, granted by Agnes Leon Guerrero Winters.

12	Power of Attorney, dated February 12, 2012, granted by The Estate of Carl C. Wu.

13	Power of Attorney, dated February 12, 2012, granted by James S. Wu.

14	Power of Attorney, dated February 12, 2012, granted by John S. San Agustin.